UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)

CONSUMER DIRECT OF AMERICA

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

21049V209

(CUSIP Number)

Rowland W. Day II

2030 Main Street, Suite 1600

Irvine, California 92614

(949) 553-1502

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 14, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            21049V209

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Rowland W. Day II
###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3.	SEC Use Only ____________________

4.	Source of Funds (See instructions) PF & OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of	7.	Sole Voting Power 7,346,793
Shares Bene-
ficially	8.	Shared Voting Power 0
Owned by
Each	9.	Sole Dispositive Power 7,346,793
Reporting
Person With	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Rowland W. Day II 7,346,793

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions)

IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this “Statement”) relates to the acquisition by Rowland W. Day II, an individual citizen of the United States, of shares of Common Stock, par value $.001 per share (the “Common Stock”), of Consumer Direct of America, Inc., a Nevada corporation (the “Company”).

The principal executive offices of the Company are located at 6330 S. Sandhill Road, Las Vegas, Nevada 89120.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the filing person is Rowland W. Day II

(b-c) Business address for Rowland W. Day II:

2030 Main Street, Suite 1600
Irvine, California 92614

(d-e) During the last five years, Mr. Day has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or causing him to be subject to judgment, decree or final order enjoining future violations of, or prohibiting activities or mandating activities subject to, federal or state securities laws on finding any violation of such laws.

(f) Mr. Day is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Day acquired 2,500,000 shares of Common Stock by loaning $100,000 to the Company in February 2004. The loan and accrued interest were convertible into Common Stock. Mr. Day acquired 4,800,000 shares of common stock by converting $240,000 of legal fees for services that were rendered to the Issuer during the periods 2002, 2003 and 2004. The source of funds for Mr. Day is personal and not borrowed or otherwise obtained.

ITEM 4. PURPOSE OF TRANSACTION.

The transaction were solely for investment purposes. Mr. Day intends to review, from time to time, his investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, Mr. Day may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that he owns.

Except as set forth above, Mr. Day has not formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Day beneficially owns 7,346,793 shares of Common Stock, which represents 7.3% of the outstanding shares of Common Stock. The percentage of ownership is based on the number of shares outstanding as of March 14, 2006.

(b) Mr. Day does not currently share the power to vote or direct the vote, or to dispose or direct the disposition of the shares of Common Stock he beneficially owns with another person.

(c) Mr. Day sold 50,000 shares of Common Stock in the open market on March 22, 2006 at a price of $.1267 per share.

Mr. Day sold 25,000 shares of Common Stock in the open market on March 21, 2006 at a price of $.1403 per share.

Mr. Day sold 25,000 shares of Common Stock in the open market on March 17, 2006 at a price of $.145 per share.

Mr. Day sold 4,196 shares of Common Stock in the open market on March 10, 2006 at a price of $.1439 per share.

Mr. Day sold 75,000 shares of Common Stock in the open market on March 9, 2006 at a price of $.1452 per share.

Mr. Day sold 100,000 shares of Common Stock on the open market on March 3, 2006 at a price of $.1504 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Mr. Day rendered legal services in the approximate amount of $240,000 to the Company during 2002, 2003 and 2004. The legal services were converted into Common Stock. Mr. Day loaned $100,000 to the Company in February 2004. The loan and interest had an August 2004 maturity date. The loan and interest was not repaid but was converted into Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2006

/s/ Rowland W. Day II
Rowland W. Day II